Exhibit 99.1

ALTAGAS Announces Agreement To MONETIZE ALASKAN UTILITIES

Divestiture Will Provide Cash Proceeds to Fund Long-term Growth Opportunities and Continue to Strengthen Balance Sheet, While Concentrating AltaGas’ Utilities Platform in the High Growth Eastern U.S.

Calgary, Alberta (May 26, 2022)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX:ALA) today announced an agreement to sell its Alaskan Utilities to TriSummit Utilities Inc. (“TriSummit”) for US$800 million (approximately CAD$1.025 billion). The sale price represents 2.3x 2021 rate base and 29x 2021 allowed earnings. The transaction is anticipated to close no later than the first quarter of 2023 and will be subject to customary closing conditions, including State regulatory approvals.

"We are pleased to have the opportunity to monetize the Alaskan Utilities at a compelling valuation” said Randy Crawford, President and Chief Executive Officer of AltaGas. “We believe the valuation reflects the strong long-term performance of the Alaskan platform, which has a long history of delivering safe, reliable and affordable energy to its customers, operating with an industry-leading safety record, and driving positive outcomes for all of its stakeholders. We believe that TriSummit will be an excellent steward to the Alaskan Utilities’ stakeholders in the next chapter of its corporate life, along with the continued direction from the highly capable Alaskan senior leadership team and the dedicated employees that will be joining TriSummit post-closing. The transaction provides AltaGas the ability to recycle capital to fund higher growth investments into our Utilities infrastructure upgrade programs and our North American West Coast exports and Midstream platform while simultaneously continuing to strengthen our balance sheet.”

“We are excited to announce this transaction and look forward to welcoming the ENSTAR team to TriSummit,” said Jared Green, President and Chief Executive Officer of TriSummit. “The dedication and culture of ENSTAR, which is very similar to TriSummit, has provided them with a solid track record and makes this an excellent fit for TriSummit. Our top priority is ensuring a smooth transition, maintaining the strong relationships ENSTAR has in its communities, and to fully support ENSTAR as they continue to provide customers with safe, reliable and affordable service.”

The sale will include AltaGas’ 100% interest in ENSTAR Natural Gas, the largest local gas distribution company in Alaska with approximately 150,000 customers; the Alaska Pipeline Company, which operates transmission and distribution pipelines for ENSTAR; the Company’s 65% indirect interest in Cook Inlet Natural Gas Storage Alaska (CINGSA), which is the only commercial state-regulated natural gas storage facility; and other ancillary unregulated operations. ENSTAR and CINGSA will continue to operate as standalone utilities and remain headquartered in Alaska with all ENSTAR employees joining TriSummit concurrent with closing.

AltaGas’ Utilities are Positioned for Marked Growth Over the Coming Years

Following the Alaskan Utilities divestiture, all of AltaGas’ remaining Utilities will be concentrated in the Eastern U.S., including Maryland, Virginia, Michigan and the District of Columbia, some of the fastest growing regions in the U.S. which are expected to deliver industry-leading rate base growth through 2026. This growth will be underpinned by AltaGas’ ongoing investments in infrastructure upgrades through various accelerated replacement programs (ARPs), including the recently filed enhanced Virginia SAVE program, which are focused on improving the safety and reliability of the network, reducing long-term operating costs, and delivering improved environmental outcomes; all of which meet the needs and improve the lives of AltaGas’ customers.

Alaskan Monetization Provides Strong Cash Proceeds to Reduce Leverage and to Fund AltaGas’ Robust Growth Opportunities

AltaGas remains steadfast in the Company’s capital allocation framework, including balancing AltaGas’ desire to fund its strong long-term growth opportunities, reduce leverage ratios over the medium- to- long-term, and increase returns of capital to shareholders through steady and consistent dividend growth. The Alaskan sale is a continuation of this emphasis and the capital recycling focus that has been part of AltaGas’ organizational DNA. This strategy provides AltaGas the ability to successfully reduce debt while simultaneously funding growth through investments in our Utilities ARPs and across our industry-leading Global Exports and Midstream platform.

AltaGas’ total near-term deleveraging from the Alaskan monetization is estimated to be approximately CAD$985 million, net of expected cash taxes. Sale proceeds will initially be used to reduce debt while providing AltaGas with the financial flexibility to advance the Company’s strong growth opportunities across the Utilities and Midstream platforms over the coming years. The closing date of the transaction is expected to be no later than the first quarter of 2023 and will follow the receipt of all customary closing conditions and regulatory approvals.

AltaGas’ 2022 guidance remains unchanged and includes 2022 Normalized EPS guidance of $1.80 - $1.95, compared to actual normalized EPS of $1.78 and GAAP EPS of $0.82 in 2021, and 2022 Normalized EBITDA guidance of $1.50 billion - $1.55 billion, compared to actual normalized EBITDA of $1.49 billion and income before taxes of $446 million in 2021.

Transaction Details

The transaction has been approved by AltaGas and TriSummit’s Board of Directors and is not subject to any financing conditions with TriSummit having provided full financing commitments from its indirect shareholders.

Advisors

RBC Capital Markets, LLC and Scotiabank are acting as co-financial advisors and Torys LLP is acting as legal advisors to AltaGas on the transaction.

ABOUT ALTAGAS

AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

AltaGas Ltd. – Sale of Alaskan Utilities	2

For more information visit www.altagas.ca or reach out to one of the following:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

Jon.Morrison@altagas.ca

Adam McKnight

Director, Investor Relations

Adam.McKnight@altagas.ca

Investor Inquiries

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries

1-403-206-2841

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: the anticipated timeline for closing of the sale of AltaGas’ Alaskan Utilities; satisfaction of customary closing conditions, including regulatory approvals; expected future use of capital, including funding Utilities infrastructure programs and Global Exports and Midstream platforms; expected impact on AltaGas’ balance sheet; anticipated growth in Eastern U.S. rate base; strategic goals of AltaGas’ ongoing investments in infrastructure upgrades; AltaGas’ de-leveraging strategy in the near-, medium- and long-term; future increases in returns of capital and dividend growth; expected use of sale proceeds; expected 2022 Normalized EPS guidance of $1.80 - $1.95 per share; and expected 2022 Normalized EBITDA guidance of $1.50 billion - $1.55 billion.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding asset sales anticipated to close in 2022/2023, effective tax rates, the U.S./Canadian dollar exchange rate, the expected impact of the COVID-19 pandemic, inflation, the performance of the businesses underlying each sector, access to capital, timing and receipt of regulatory approvals, acquisition and divestiture activities, operational expenses, returns on investments, dividend levels, and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to pandemics, epidemics or disease outbreaks, including COVID-19; health and safety risks; operating risk; natural gas supply risks; infrastructure; service interruptions; cyber security, information, and control systems; climate-related risks, including carbon pricing; regulatory risks; litigation risk; changes in law; reputation risk; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; counterparty and supplier risk; dependence on certain partners; growth strategy risk; underinsured and uninsured losses; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; variability of dividends; risk management costs and limitations; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2021 and set out in AltaGas’ other continuous disclosure documents.

AltaGas Ltd. – Sale of Alaskan Utilities	3

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com

AltaGas Ltd. – Sale of Alaskan Utilities	4